Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Press Release - 1st quarter of 2018

Itaú Unibanco announces to the Market the press release containing results and information for the first quarter of 2018.

Itaú Unibanco’s recurring net income reaches R$6.4 billion in the first quarter of 2018

• Recurring net income for the first quarter of 2018 totaled R$6.4 billion, up 3.9% from the same period of 2017. Insurance and services net income accounts for 56% of this total. Annualized recurring return on average equity was 22.2%;

• At the end of March 2018, loan portfolio¹ totaled R$601.1 billion, up 2.4% from March 2017 and 0.2% from December 2017;

• At the end of the first quarter of 2018, 90-day non-performing loans ratio remained stable at 3.1% compared to December 2017. In the 12-month period, the same ratio for individuals in Brazil improved 70 basis points, to 4.6% from 5.3%, recording the eighth consecutive quarterly improvement at the end of March 2018;

• In the first quarter of 2018, cost of credit² decreased 28.3% from the same period of 2017 and 11.0% from the previous quarter, in line with the improved credit quality ratios;

• Commissions, fees and income from insurance operations were up 7.3% year on year;

• Non-interest expenses increased 6.1% from the same period of 2017 and were down 7.9% from the previous quarter;

• In the first quarter of 2018, value added³ by Itaú Unibanco to the economy reached R$17.4 billion.

São Paulo, May 1, 2018 – In the first quarter of 2018, Itaú Unibanco’s recurring net income totaled R$6.4 billion, up 3.9% from the same quarter of the previous year, and annualized recurring return on average equity was 22.2%.

Total assets amounted to R$1.5 trillion, and working capital, raised and managed assets totaled R$2.3 trillion at the end of March 2018. The Basel Ratio was 16.6%, confirming the bank’s sound capital position.

Total adjusted loan portfolio¹ reached R$601.1 billion at the end of March 2018, up 2.4% in the 12-month period. The granting of loans resumed gradually over this period, with increased demand recorded for a number of lines of credit, in addition to the incorporation of the Citibank’s retail operations portfolio in Brazil of approximately R$6.2 billion. In the first quarter of 2018, vehicles to individuals portfolio was up 1.7%, and mortgage loans, personal loans, and very small, small and middle-market companies portfolios also presented growths.

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In March 2018, the bank posted a 90-day non-performing loans ratio of 3.1%, a 30-basis-point improvement in the 12-month period. The NPL ratio for individuals in Brazil improved 70 basis points in the same period, to 4.6% from 5.3%, recording the eighth consecutive quarterly improvement at the end of March 2018. A decrease of 130 basis points was also seen in the NPL ratio for very small, small and middle-market companies (to 4.3% from 5.6%) in the 12-month period.

“We have witnessed a continuous and gradual resumption of economic activity, which has led to a boost in both consumer and business confidence, the latter notably in the very small, small and middle-market segment. This boost in confidence has naturally increased demand for credit. In the first quarter of 2018, the bank granted 31% more loans4 to individuals and 27% more loans to very small, small, and middle-market companies compared to the same period of 2017”, says Candido Bracher, Itaú Unibanco’s CEO.

In the first quarter of 2018, commissions, fees and income from insurance operations totaled R$10.1 billion, up 7.3% on a year-on-year basis, as a result of the improved economy and, consequently, of the higher volume of transactions, in addition to the increasingly offering of full service and products packages to clients.

In the same period, non-interest expenses reached R$11.7 billion, up 6.1% from the first quarter of 2017, including the consolidation of Citibank’s retail operations in Brazil as of November 2017, and down 7.9% from the previous quarter, in line with the cost control strategy.

The value added3 by Itaú Unibanco to the economy reached R$17.4 billion in the first quarter of 2018. This amount was distributed among many segments of society: R$4.9 billion for employees through remuneration, R$5.6 billion for the payment of taxes, R$4.2 billion for reinvestment of the operation profits, R$2.4 billion for the remuneration of its more than 120 thousand direct shareholders and approximately 1 million indirect shareholders5, and R$394 million for rental.

For Itaú Unibanco, the continuous improvement of the efficiency of operations is a priority, whose main challenge is to generate increasingly more sustainable results. One of the key ways the bank may generate this efficiency is through the intensive use of technology, which not only generates operational efficiency gains, but also provides for innovative solutions that create a positive client experience with the bank. A recent example of this, in April 2018, an agreement with Itaú Unibanco marked the launch in Brazil of Apple’s digital portfolio and mobile payment service, Apple Pay. The partnership, which also covers other benefits in retail networks, offers a new payment method, without the need to use a plastic credit card, as the client just has to use an Apple device in a convenient, easy and safe way.

Further information on results is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/investor-relations.

(1) Includes financial guarantees provided and corporate securities.

(2) Cost of credit includes Result from Loan Losses, net of recovery of loans, Impairment and Discounts Granted.

(3) The statement of value added adopts the managerial criteria.

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(4) Loans granted to individuals does not consider the following products: overdraft, credit card, debt renegotiation and other revolving credits. Average origination per working day in the quarter.

(5) Indirect shareholders are individuals or institutional investors in Brazil who have indirectly bought Itaú Unibanco’s shares through an investment fund.

São Paulo, May 1, 2018.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer